Sub-Item 77E: Legal Proceedings

(a)(1) In December 2007, the Mid Cap Index Fund, as a shareholder of Lyondell Chemical Company (“Lyondell”), participated in a cash out merger of Lyondell in which it received $48/share of merger consideration. Lyondell later filed for bankruptcy and two entities created by the Lyondell bankruptcy plan of reorganization have initiated lawsuits seeking to recover, or clawback, proceeds received by shareholders in the December 2007 merger based on fraudulent transfer claims.

The first action, Edward S. Weisfelner, as Trustee of the LB Creditor Trust v. Morgan Stanley & Co., Inc., et. al (“Creditor Trust Action”), was initiated on October 22, 2010, in the Supreme Court of the State of New York in the County of New York but has subsequently been removed to the U.S. Bankruptcy Court for the Southern District of New York. Defendants in the Creditor Trust Action have filed motions to dismiss the case, which are pending. The second action, Edward S. Weisfelner, as Trustee of the LB Litigation Trust v. A Holmes & H Holmes TTEE, et. al (“Litigation Trust Action”), was initiated on December 23, 2010, in the U.S. Bankruptcy Court for the Southern District of New York. Defendants in the Litigation Trust Action have also filed motions to dismiss the case. After the Court heard oral arguments on these motions, the plaintiffs agreed to dismiss their claim for constructive fraudulent transfer. Accordingly, the court in the Litigation Trust Action filed an order on October 6, 2011 in which the court (a) denied without prejudice the challenge to the plaintiff’s standing to pursue claims, and authorized discovery on this issue; (b) confirmed the dismissal of the constructive fraudulent transfer claim; and (c) stated that other grounds for seeking dismissal remain under consideration, during which the obligation to answer plaintiff’s complaint remains stayed. Both actions attempt to recover the proceeds paid out to the holders of Lyondell shares at the time of the 2007 merger.

The value of the proceeds received by the Mid Cap Index Fund was approximately $4,171,000. The Fund cannot predict the outcome of these proceedings. The Mid Cap Index Fund intends to vigorously defend any lawsuit. The Fund is currently assessing the case and has not yet determined the potential effect, if any, on its net asset value.

(a)(2) In 2007, the Enhanced Large Cap Fund and Large Cap Value Fund were shareholders of the Tribune Company (“Tribune”). In December of 2007, as a part of a leveraged buy-out transaction (the “LBO”), Tribune was converted from a public company to a privately-held company. On December 8, 2008, Tribune filed for bankruptcy in the U.S. Bankruptcy Court for the District of Delaware.

On December 7, 2010, Northern Funds was named as a defendant and a putative member of the proposed defendant class of shareholders named in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company (the “Committee”) in the U.S. Bankruptcy Court for the District of Delaware, in connection with Tribune Company’s Chapter 11 bankruptcy proceeding (In re Tribune Company). On June 2, 2011, a second suit was initiated by certain creditors of Tribune and named Northern Funds as a defendant in the Delaware Superior Court with respect to claims related to the Tribune LBO (Niese et al. v. A.G. Edwards, Inc. et al.). The indenture trustees, on behalf of certain noteholders of Tribune, filed a third suit and named Northern Funds as a defendant on June 2, 2011 in the U.S. District Court for the Northern District of Illinois (Deutsche Bank Trust Co. et al. v. Ohlson Enterprises et al.).

Each of the above proceedings to which Northern Funds is a party attempts to “clawback” the proceeds paid out in connection with the LBO. The putative defendant class is comprised of beneficial owners of shares of Tribune Company who received proceeds of the LBO. The adversary proceeding by the Committee has been stayed pending the Bankruptcy Court’s approval of a plan of reorganization for Tribune. The plaintiffs in the other two actions have each moved for and received stays of the action pending further order of the Bankruptcy Court in the Tribune Chapter 11 case or the District Court. On October 31, 2011, the judge in Tribune’s Chapter 11 bankruptcy proceeding rejected the two competing reorganization plans that had been offered to resolve the bankruptcy case.

The value of the proceeds received by the Enhanced Large Cap Fund and the Large Cap Value Fund in the LBO was approximately $308,000 and $26,520,000, respectively. The Funds cannot predict the outcome of these proceedings. The complaints allege no misconduct by the Funds or any member of the putative defendant class, and the Funds intend to vigorously defend any lawsuit. The Funds are currently assessing the cases and have not yet determined the potential effect, if any, on their respective net asset values.